January 29, 2016
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Horizon Funds
Registration Statement on Form N-1A Filed June 2, 2015
File No. 811-23063

Ladies and Gentlemen:

.Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) initially provided the Horizon Funds (the “Trust”) with written comments, dated July 2, 2015, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of each of the Horizon Active Asset Allocation Fund, the Horizon Active Risk Assist Fund and the Horizon Active Income Fund (each, a “Horizon Fund”, and together, the “Horizon Funds”), each a series of the Trust.  The Trust responded to these comments via EDGAR correspondence filed December 22, 2015.  Mr. Williamson subsequently provided additional oral comments regarding the registration Statement on January 20, 2016, to which the Trust responded via EDGAR correspondence filed January 22, 2015.  Mr. Williamson and Ms. Lauren Hamilton subsequently provided additional oral comments regarding the registration Statement on January 28 and 29, 2016. The following are the additional comments provided and the Trust’s response to each:

PROSPECTUS

Risk Return Summaries

1.	Please add expense examples for Years 5 and 10 to the expense example table for the Risk Assist Fund.

RESPONSE: The expense examples have been added.

Financial Highlights

2.	Please confirm the portfolio turnover for the Risk Assist Fund.

RESPONSE: The portfolio turnover for the Risk Assist Fund has been corrected to 196%.

US2008 11002799 1

STATEMENT OF ADDITIONAL INFORMATION

3.	Please incorporate by reference the financial statements for the Predecessor Funds for the six month period ended May 31, 2015, and confirm that the Accession Number disclosed is correct.

RESPONSE: The Trust has revised the SAI to incorporate by reference the financial statements for the Predecessor Funds for the six month period ended May 31, 2015, and has corrected the Accession Number disclosed.

EXPENSE LIMITATION AGREEMENTS

4.	Please confirm the operating expense limits for Class A shares of each Fund.

RESPONSE: The expense examples have been corrected to correspond to the expense limits disclosed in the Fund’s prospectus.

OPINION OF COUNSEL

5.	Please delete the sentence “We are rendering this opinion as members of the State Bar of North Carolina.”

RESPONSE: The sentence has been deleted.

************************************************************************
In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Request for Acceleration

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Trust and Quasar Distributors, LLC, the Trust’s principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 3 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which was filed on January 29, 2016 be accelerated to 4:30 p.m. Eastern Time on January 29, 2016.

The Trust and Quasar Distributors, LLC are aware of their obligations under the Securities Act.

Thank you for your comments.  Please contact Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

HORIZON FUNDS

By: /s/Matthew S. Chambers
Name: Matthew S Chambers
Title: Secretary

QUASAR DISTRIBUTORS, LLC

By: /s/James R. Schoenike
Name:   James R. Schoenike
Title:     President